UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

USA COMPRESSION PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

90290N109

(CUSIP Number)

Thomas E. Long

Chief Financial Officer

Energy Transfer, LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90290N109	13D

1.	Name of Reporting Person: Energy Transfer LP

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 46,056,228(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 46,056,228(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,056,228(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.7%(2)

14.	Type of Reporting Person: PN

(1) Includes (i) 8,000,000 Common Units held of record by USA Compression GP, LLC and (ii) 38,056,228 Common Units held of record by Energy Transfer Operating, L.P.

(2) Based on a total of 96,600,171 Common Units outstanding as of July 30, 2019.

CUSIP No. 90290N109	13D

1.	Name of Reporting Person: LE GP, LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 46,056,228(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 46,056,228(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,056,228(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.7%(2)

14.	Type of Reporting Person: OO (Delaware limited liability company)

(1) Includes (i) 8,000,000 Common Units held of record by USA Compression GP, LLC and (ii) 38,056,228 Common Units held of record by Energy Transfer Operating, L.P.

(2) Based on a total of 96,600,171 Common Units outstanding as of July 30, 2019.

CUSIP No. 90290N109	13D

1.	Name of Reporting Person: Kelcy L. Warren

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 46,056,228(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 46,056,228(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,056,228(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.7%(2)

14.	Type of Reporting Person: IN

(1) Includes (i) 8,000,000 Common Units held of record by USA Compression GP, LLC and (ii) 38,056,228 Common Units held of record by Energy Transfer Operating, L.P.

(2) Based on a total of 96,600,171 Common Units outstanding as of July 30, 2019.

CUSIP No. 90290N109	13D

1.	Name of Reporting Person: USA Compression GP, LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 8,000,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 8,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 8.3%(1)

14.	Type of Reporting Person: OO (Delaware limited liability company)

(1) Based on a total of 96,600,171 Common Units outstanding as of July 30, 2019.

CUSIP No. 90290N109	13D

1.	Name of Reporting Person: Energy Transfer Partners, L.L.C.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 46,056,228(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 46,056,228(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,056,228(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.7%(2)

14.	Type of Reporting Person: OO (Delaware limited liability company)

(1) Includes (i) 8,000,000 Common Units held of record by USA Compression GP, LLC and (ii) 38,056,228 Common Units held of record by Energy Transfer Operating, L.P.

(2) Based on a total of 96,600,171 Common Units outstanding as of July 30, 2019.

CUSIP No. 90290N109	13D

1.	Name of Reporting Person: Energy Transfer Partners GP, L.P.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 46,056,228(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 46,056,228(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,056,228(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.7%(2)

14.	Type of Reporting Person: PN

(1) Includes (i) 8,000,000 Common Units held of record by USA Compression GP, LLC and (ii) 38,056,228 Common Units held of record by Energy Transfer Operating, L.P.

(2) Based on a total of 96,600,171 Common Units outstanding as of July 30, 2019.

CUSIP No. 90290N109	13D

1.	Name of Reporting Person: Energy Transfer Operating, L.P.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 46,056,228(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 46,056,228(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,056,228(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.7%(2)

14.	Type of Reporting Person: PN

(1) Includes (i) 8,000,000 Common Units held of record by USA Compression GP, LLC and (ii) 38,056,228 Common Units held of record by Energy Transfer Operating, L.P.

(2) Based on a total of 96,600,171 Common Units outstanding as of July 30, 2019.

CUSIP No. 90290N109	13D

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on April 11, 2018 (the “Statement”), relating to the common units representing limited partner interests (each a “Common Unit”) of USA Compression Partners, LP (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.                                    Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a)                                             This Schedule 13D is filed jointly by:

(i)                         Energy Transfer LP, a Delaware limited partnership (formerly, Energy Transfer Equity, L.P.) (“ET”);

(ii)                      LE GP, LLC, a Delaware limited liability company (“LE GP”);

(iii)                   Kelcy L. Warren (“Mr. Warren”);

(iv)                  USA Compression GP, LLC, a Delaware limited liability company (“USAC GP”);

(v)                     Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(vi)                  Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”); and

(vii)               Energy Transfer Operating, L.P., a Delaware limited partnership (formerly, Energy Transfer Partners, L.P.) (“ETO” and, collectively with ET, LE GP, Mr. Warren, USAC GP, ETP LLC and ETP GP, the “Reporting Persons”).

Information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), including name, business address, present principal occupation or employment, and citizenship is listed on the attached Schedule I, which is incorporated herein by reference.

(b)                                             The address for each of the Reporting Persons except for USAC GP is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225. The address for USAC GP is 100 Congress Avenue, Suite 450, Austin, TX 78701.

(c)                                              The principal business of ETO is to provide midstream services to producers and consumers of natural gas, NGLs, crude oil and refined products through its subsidiaries. The general partner of ETO is ETP GP. The principal business of ETP GP is serving as the general partner of ETO. The general partner of ETP GP is ETP LLC.  The principal business of ETP LLC is to serve as the general partner of ETP GP and to own certain equity securities of other entities, including 100% of the limited liability company interests in USAC GP.  The principal business of ET is to own all of the interests in the general partner of ETO and certain equity securities of ETO, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ET is LE GP.  The principal business of LE GP is serving as the general partner of ET. Mr. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board and Chief Executive Officer of LE GP.  The principal business of USAC GP is to serve as the general partner of the Issuer.

(d)-(e)                           During the past five years, none of the Reporting Persons, and none of the Listed Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                               ETO, ETP GP, ETP LLC, ET, LE GP and USAC GP are each organized under the laws of the State of Delaware.

Mr. Warren is a citizen of the United States of America.  He is the Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board and Chief Executive Officer of LE GP.

CUSIP No. 90290N109	13D

Item 4.         Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

Simplification Transaction

ET and ETO completed the merger of ETO with a wholly-owned subsidiary of ET in a unit-for-unit exchange (the “Energy Transfer Merger”).  Immediately prior to the closing of the Energy Transfer Merger, ETP LLC contributed 12,466,912 Common Units of the Issuer and 100% of the limited liability company interests in USAC GP to ETO in exchange for common units representing limited partner interests in ETO.  As a result, ETO became the record holder of the Common Units of the Issuer previously held of record by ETP LLC and may be deemed to share beneficial ownership of the Common Units held of record by USAC GP.

Conversion of Class B Units

As previously disclosed, on April 2, 2018, ETO received 6,397,965 Class B units representing limited partner interests in the Issuer (the “Class B Units”) as partial consideration for ETO’s contribution to the Issuer of all of the outstanding membership interests in CDM Resource Management LLC and CDM Environmental & Technical Services LLC, which operated ETO’s compression business.

Pursuant to the terms of the Class B Units, the Class B Units converted into Common Units on a one-for-one basis (the “Class B Conversion”) for no additional consideration on July 30, 2019, the first business day following the record date attributable to the quarter ended June 30, 2019.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)                          After giving effect to the Class B Conversion, 96,600,171 Common Units were outstanding. USAC GP and ETO are the record holders of 8,000,000 and 38,056,228 Common Units, respectively. Mr Warren is the Chairman of the Board and holds a majority interest in LE GP, which is the general partner of ET. ET is the sole owner of ETP LLC, which is the general partner of ETP GP, which is the general partner of ETO. ETO is the sole owner of USAC GP, which is the general partner of the Issuer. As a result, each of the foregoing entities and individuals may be deemed to beneficially own the Common Units held of record by USAC GP and ETO, which represent approximately 47.7% of the total issued and outstanding Common Units.

(c)                                              Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transaction in the Common Units.

(d)                                             Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds of sale of, the Common Units described in this Item 5.

(e)                                              Not applicable.

CUSIP No. 90290N109	13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 5, 2019

ENERGY TRANSFER LP

By:	LE GP, LLC its general partner

By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

LE GP, LLC

By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

KELCY L. WARREN

By:	/s/ Kelcy L. Warren
Kelcy L. Warren

USA COMPRESSION GP, LLC

By:	/s/ Christopher W. Porter
	Name:	Christopher W. Porter
	Title:	Vice President, General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

ENERGY TRANSFER OPERATING, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner
By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

CUSIP No. 90290N109	13D

Schedule I

Listed Persons

(As of August 5, 2019)

Energy Transfer Partners, L.L.C.

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of LE GP, LLC and Chief Executive Officer of Energy Transfer Partners, L.L.C.

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Financial Officer	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director, President and Chief Operating Officer	Chief Operating Officer of LE GP, LLC and President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President — Head of Tax	Executive Vice President — Head of Tax of LE GP, LLC and Executive Vice President — Head of Tax of Energy Transfer Partners, L.L.C.

James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Commercial Officer of LE GP, LLC

David K. Skidmore 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Skidmore Exploration Inc.

W. Brett Smith 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Rubicon Oil & Gas Co.

William P. Williams 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Vice President of Measurement, Energy Transfer Partners, L.L.C.

CUSIP No. 90290N109	13D

LE GP, LLC

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C.

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Financial Officer	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director, President and Chief Commercial Officer	President and Chief Commercial Officer of LE GP, LLC

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President, General Counsel and President — LNG	Executive Vice President, General Counsel and President — LNG of LE GP, LLC

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President — Head of Tax	Executive Vice President — Head of Tax of LE GP, LLC and Executive Vice President — Head of Tax of Energy Transfer Partners, L.L.C.

John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Special Advisor	Special Advisor to LE GP, LLC

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Operating Officer	Chief Operating Officer of LE GP, LLC and President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Steven R. Anderson 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Vice President of Mergers and Acquisitions of Energy Transfer LP

Richard D. Brannon 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Chief Executive Officer of CH4 Energy II, III, IV, V and Six

Ray C. Davis 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Owner and Co-Chairman of Texas Rangers Baseball Club

Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.

Ray W. Washburne 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Executive Officer of Charter Holdings, Inc.

CUSIP No. 90290N109	13D

USA Compression GP, LLC

Name and Business Address	Capacity in Which Serves USAC GP	Principal Occupation
Eric D. Long 100 Congress Avenue, Suite 450 Austin, TX 78701	President and Chief Executive Officer and Director	President and Chief Executive Officer and Director of USAC GP

William G. Manias 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President and Chief Operating Officer	Vice President and Chief Operating Officer of USAC GP

Matthew C. Liuzzi 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President, Chief Financial Officer and Treasurer	Vice President, Chief Financial Officer and Treasurer of USAC GP

Christopher W. Porter 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of USAC GP

David A. Smith 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President and President, Northeast Region	Vice President and President, Northeast Region of USAC GP

Sean T. Kimble 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President, Human Resources	Vice President, Human Resources of USAC GP

Christopher R. Curia 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Executive Vice President — Human Resources of Energy Transfer Partners, L.L.C. and Executive Vice President — Human Resources of LE GP, LLC

Matthew S. Hartman 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Senior Vice President of EIG Global Energy Partners, LLC

Glenn E. Joyce 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Chief Administrative Officer of Apex International Energy Management LLC

Thomas E. Long 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Executive Vice President, General Counsel and President — LNG of LE GP, LLC

Matthew S. Ramsey 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Chief Operating Officer of LE GP, LLC and President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

William S. Waldheim 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Director of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C.

Bradford D. Whitehurst 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Executive Vice President — Head of Tax of LE GP, LLC and Executive Vice President — Head of Tax of Energy Transfer Partners, L.L.C.